Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

March 16, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Lauren Hamill, Esquire

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Ms. Hamill:

On behalf of Nationwide Mutual Funds (the "Registrant") and its series the Nationwide Inflation-Protected Securities Fund (the "Fund"), below you will find the Registrant's responses to the comments conveyed by you on January 23, 2017, with regard to Post-Effective Amendment No. 208 (the "Amendment") to the Registrant's registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the "SEC") on December 28, 2016, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the "Securities Act").

Below we have provided your comments and the Registrant's response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Fund Summary: Nationwide Inflation-Protected Securities Fund

1.
Comment:  Footnote 2 to the fee table on page 2 states that "other expenses" are based on estimated amounts for the current fiscal year.  Please explain in correspondence why the other expenses are based on estimated amounts for the current fiscal year.

Response:  The Registrant has deleted footnote 2 to the fee table on page 2 as the footnote is not applicable with respect to the Fund.

2.
Comment:  Under the heading "Performance" on page 4, the disclosure states, "Annual returns for Class T shares are substantially similar to those of the Institutional Class shares because the shares of these classes are invested in the same portfolio of securities."  After this sentence, please add the following:

Because Class T shares have higher expenses than Institutional Class shares, performance for Class T shares would be lower than that shown in the bar chart.

Response: The Registrant has added the sentence as requested.

3.
Comment:  Under the heading "Performance" on page 4, the disclosure states, "Performance for Class T shares has been adjusted to reflect the difference in sales charge and the share class's higher expenses (if any) than those of the Fund's Class A shares."  Please confirm that the proposed adjustment will not result in a higher return for Class T shares than that listed in the average annual total returns table.

Response:  Pursuant to our discussion, the Registrant has revised the disclosure regarding the performance of Class T shares prior to its inception.  As stated, for periods prior to its inception, the Class T shares of the Fund will be adopting the performance of the Class A shares of the Fund.  As you know, the SEC staff has long taken the position that a fund may present the performance of a new share class by adopting the performance of an existing share class adjusted to reflect differences in sales charges but not for differences in expenses.  However, to take a more conservative approach than permitted by the staff's position, the Registrant contemplated also adjusting the performance of Class T shares for any higher expenses of the Class T shares than those of the Class A shares.  However, the Registrant has recently learned that adjusting the performance of Class T shares for any higher expenses as compared to Class A shares would be unduly burdensome and pose significant operational difficulties.  Therefore, the Registrant has determined to present the performance of Class T shares consistent with the staff's position.  Based on the foregoing, the Registrant has revised the

U.S. Securities and Exchange Commission

performance narrative disclosure that immediately precedes the performance table as follows:

Class T shares have not commenced operations as of the date of this Prospectus. Therefore, pre-inception historical performance for Class T shares is based on the previous performance of Class A shares, which are featured in a separate prospectus.  Performance for Class T shares has been adjusted to reflect the difference in sales charges, but not differing expenses. Therefore, performance for Class T shares could have been lower than the performance shown below.

U.S. Securities and Exchange Commission

In connection with the Registrant's responses to the SEC Staff's comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant's filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire